Exhibit (a)(1)(ix)

[FORM OF LETTER/EMAIL TO
REJECTED TENDERING OPTION HOLDERS]

E-mail address:

Subject: Rejection of Tendered Options

Dear Concord Employee:

     Unfortunately, your Letter of Transmittal in connection with the Offer to Purchase (which collectively constitute the “Offer”) was either inaccurate or incomplete and will not be accepted by Concord in its current form. If you wish to tender any of your eligible stock options, you must submit a new Letter of Transmittal in accordance with the terms of the Offer to Purchase.

     We must be in receipt of a properly completed Letter of Transmittal by 5:00 P.M., Boston, Massachusetts time, on Tuesday, October 26, 2004, unless the Offer is extended. If we do not receive a properly completed Letter of Transmittal from you before this deadline, all stock options currently held by you will remain outstanding on their existing terms and conditions, including exercise price and vesting schedule.

     If you have any questions, please contact Kelly Konash at (508) 303-4396.